Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093,

Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

26 July 2019

Vedanta Limited

Consolidated Results for the First Quarter

ended 30 June 2019

Q1 EBITDA at ₹ 5,188 crore, robust margin of 27%

Q1 Att. PAT1 at ₹ 1,351 crore, down 12% y-o-y

Mumbai, India: Vedanta Limited today announced its unaudited consolidated results for the First quarter (Q1) ended 30 June 2019.

Financial & Corporate Highlights

•	Structured investment at CIHL unwound with net cumulative gain of c. USD 100 million in c. 8 months

•	Continued strong financial performance despite market headwinds

•	Revenues of ₹ 21,167 crore, down 4% y-o-y

•	EBITDA of ₹ 5,188 crore, down 20% y-o-y, mainly driven by market and regulatory factors

•	Robust EBITDA margin[2] of 27%

•	Attributable PAT at ₹ 1,351 crore, down 12% y-o-y

•	Strong Balance Sheet

•	Net Debt/EBITDA at 1.3x lowest among Indian peers

•	Gross debt at ₹ 59,517 crore, lower by ₹ 6,708 crore as compared to 31st March 2019

•	Strong financial position with total cash & liquid investments of ₹ 30,774 crore

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 8

Unaudited Results for the First Quarter ended 30 June 2019

Operational Highlights

•	Oil & Gas:

•	Average gross production of 180 kboepd, down 8% y-o-y

•	10 New Blocks allotted in OALP II & III Auctions

•	Zinc India:

•	Refined metal production at 219kt, up 3% y-o-y

•	Silver production at 159 MT, up 15% y-o-y

•	Zinc International: Gamsberg production at 23kt in Q1, ramp up in progress.

•	Steel : Saleable production at 323 kt , up 34% y-o-y

•	Aluminium:

•	Record quarterly Alumina production of 446kt, up 37% y-o-y

•	Hot metal cost at $ 1,764/ton, lower by 8% y-o-y.

•	TSPL: Record Plant availability of 95%

1.	PAT before exceptional & before DDT
2.	Excludes custom smelting at Copper India and Zinc India operations

Mr. Srinivasan Venkatakrishnan, Chief Executive Officer, Vedanta, said “We continue to strengthen our position as one of the largest diversified natural resource businesses in the world with our strategy focused on value-added growth. Our businesses stayed resilient in a quarter with low commodity prices and uncertain market environment and we continued to ramp up across the key verticals, Zinc & Oil & Gas. Silver is outperforming as we climb up the ranks among the top global silver producers. Aluminium business is steadily moving towards its target cost. We are also pleased with the superior returns that have been achieved with the unwinding of the structured investment transaction at CIHL for the benefit of all shareholders of Vedanta. We look forward to exciting quarters ahead as we continue to deliver for all our stakeholders.”.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 8

Unaudited Results for the First Quarter ended 30 June 2019

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In Rs. crore, except as stated)

Particulars	Q1		% Change	Q4	% Change	FY2019
	FY2020	FY2019		FY 2019
Revenue from operations	21,167	21,942	(4%)	23,092	(8%)	90,901
Other Operating Income	207	264	(21%)	376	(45%)	1,147
EBITDA	5,188	6,448	(20%)	6,330	(18%)	24,012
EBITDA Margin[1]	27%	34%		31%		30%
Finance cost	1,341	1,452	(8%)	1,401	(4%)	5,689
Investment Income	373	388	(4%)	1,599	(77%)	3,618
Exchange gain/(loss) - (Non-operational)	17	(228)	—	(166)	—	(509)
Profit before Depreciation and Taxes	4,237	5,156	(18%)	6,362	(33%)	21,432
Depreciation & Amortization	2,155	1,796	20%	2,258	(5%)	8,192
Profit before Exceptional items	2,082	3,360	(38%)	4,104	(49%)	13,240
Exceptional Items Credit/(Expense)[2]	—	—	—	—	—	320
Tax	138	1,112	(88%)	886	(84%)	3,750
Tax on Exceptional items	—	—	—	—	—	112
Profit After Taxes	1,944	2,248	(14%)	3,218	(40%)	9,698
Profit After Taxes before Exceptional Items	1,944	2,248	(14%)	3,218	(40%)	9,490
Minority Interest	593	715	(17%)	603	(2%)	2,633
Attributable PAT after exceptional items	1,351	1,533	(12%)	2,615	(48%)	7,065
Attributable PAT before exceptional items	1,351	1,533	(12%)	2,615	(48%)	6,857
Basic Earnings per Share (₹/share)	3.65	4.13	(12%)	7.06	(48%)	19.07
Basic EPS before Exceptional items	3.65	4.13	(12%)	7.06	(48%)	18.50
Exchange rate (₹/$) - Average	69.58	67.04	4%	70.49	(1%)	69.89
Exchange rate (₹/$) - Closing	68.96	68.58	1%	69.17	(0%)	69.17

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax
3.	Previous period figures have been regrouped or re-arranged wherever necessary to conform to current period’s presentation

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 8

Unaudited Results for the First Quarter ended 30 June 2019

Revenues

Revenue in Q1 FY2020 was at ₹ 21,167 crore, lower 4% y-o-y, primarily due to lower commodity prices partially offset by higher aluminium sales, volume addition from ESL, commencement of Gamsberg mine and currency depreciation.

EBITDA and EBITDA Margins

EBITDA for Q1 FY2020 was at ₹ 5,188 crore, lower by 20% y-o-y, mainly due to lower commodity prices partially offset by easing of input commodity inflation, rupee depreciation and volume addition from ESL acquisition.

EBITDA margin1 during the quarter was at 27% compared to 34% in Q1 FY2019.

Depreciation & Amortization

Depreciation and amortization for Q1 FY2020 was at ₹ 2,155 crore, higher by 20% y-o-y. This was mainly due to higher ore production at Zinc businesses, change in reserves estimates and asset capitalisation at Zinc India, commencement of Gamsberg operations and increased charge at Oil & Gas due to capitalisation.

Finance Cost and Investment Income

Finance cost for Q1 FY2020 was at ₹ 1,341 crore, lower by 8% y-o-y, primarily due to higher capitalisation of borrowing cost and one-time commitment charges in Q1 FY2019 partially offset by higher average borrowing cost in line with market trends.

Investment Income was at ₹ 373 crore, flat y-o-y. The unwinding of structured investment resulted in a net gain of Rs 746 crore (including associated exchange differences) since the date of investment. The difference between the same and the unrealised gain upto March 31, 2019 of Rs 924 crore (including associated exchange differences) amounting to Rs 178 crore has been accounted for in the current quarter’s results. This is offset by a mark to market loss in Q1 FY19.

Taxes

Tax rate for the quarter is 27% (excluding impact of deferred tax assets recognition at ESL) The deferred tax asset at ESL represents recognition of past unrecognised deferred tax assets which has been recognised on a proportionate basis for the quarter.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 8

Unaudited Results for the First Quarter ended 30 June 2019

Attributable Profit after Tax and Earnings per Share (EPS)

Attributable Profit after Tax (PAT) before exceptional items and DDT for the quarter was ₹ 1,351 crore.

EPS for the quarter before exceptional items was at ₹ 3.65 per share .

Balance Sheet

We have robust cash and liquid investments of ₹ 30,774 crore. The Company invests in high quality debt instruments as per the Board approved policy. The portfolio is rated by CRISIL, which has assigned a rating of “Tier-I” (implying Highest Safety) to our portfolio. Further, the Company has undrawn committed facilities of c. ₹ 4,900 crore as on 30th June 2019.

Gross debt was at ₹ 59,517 crore on 30th June 2019, lower by ₹ 6,708 crore as compared to 31 March 2019. This was mainly due to repayment of debt at Cairn India Holding Limited (CIHL), Vedanta Limited Standalone and temporary borrowings at Zinc India.

Net debt was at ₹ 28,743 crore on 30th June 2019, higher by ₹ 1,787 crores as compared to March 31, 2019, primarily due to working capital unwinding and regrouping of lease liability to borrowing due to INDAS 116 implementation.

Corporate Update

CIHL Structured Investments

Cairn India Holdings Limited (CIHL), an overseas subsidiary of the Company, and Volcan Investments Limited have agreed to unwind entirely the structured investment entered between them in December 2018 ahead of the originally envisaged schedule. With this, Volcan will exercise the early exchange option available to it on 26 July 2019 and consequent to this the full exchange of its two issues of mandatory exchangeable bonds secured by shares in Anglo American plc, will settle on 12 August 2019. The share price of Anglo American has close to doubled, since Volcan invested, delivering attractive gains to all investors.

The investment by CIHL, which was entered into as part of its cash management activities, has delivered a net gain of over USD 100 mm in the 8-month period it was held. Cash proceeds from the settlement of the transaction will be paid to CIHL on 13 August 2019.

Following the redemption of the structured instrument, completed with due Board approvals, CIHL will have no further economic exposure to Anglo American plc shares.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 8

Unaudited Results for the First Quarter ended 30 June 2019

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. During the quarter, we received the following recognitions:

•	Vedanta Limited and HZL conferred with Dun & Bradstreet Awards under Metal & Minerals and non-ferrous metals category respectively.

•	Balco bagged ‘Golden Peacock Award 2019’ in the category of Energy Efficiency for successful reduction in the energy usage over 3 years by Indian Institute of Directors.

•	TSPL received CII national HR Excellence Award in the category of HR Excellence.

•

Hindustan Zinc received CSR Health Impact Award under Women & Child Health Initiative and was conferred with the title of ‘Game Changer’ for its Khushi Anganwadi Program during 3rd CSR Health Impact Awards.

•	Hindustan Zinc’s Dariba CPP received award in ‘Platinum Category’ in ‘Golden Bird Awards – 2019’ for ‘Safety Excellence’ & ‘Energy Efficiency’.

•	TSPL bagged FAME Excellence award (Gold Award) for Excellence in Best HR Practices.

•	Sesa Goa Iron Ore won Secona Shields Award 2019 in Best Control Command Centre for Innovative Practices & Technology.

•	Vedanta Limited Jharsuguda won Smart exporter-Aluminium” award at smart logistics summit and awards - 2019 organized by maritime gateway.

•	Vedanta Limited Jharsuguda bagged “the highest performing container exporter” award by Kolkata port.

•	Cairn Oil & Gas has been conferred the ‘3rd CSR Health Impact Award 2019’ for its health programs related to the ‘Swastha Bharat Initiative’

•	Cairn Oil & Gas received the award from The Chartered Institute of Procurement & Supply UK for the second successive year in the category of Best Cross-Functional Teamwork Project.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 8

Unaudited Results for the First Quarter ended 30 June 2019

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com - http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:30 PM (IST) on Friday, 26th July 2019, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on July 26, 2019	India – 6:30 PM (IST)	India: +91 7045671221 Toll free: 1800 120 1221 Universal access: +91 22 7115 8015 +91 22 6280 1114
	Singapore – 9:00 PM (Singapore Time)	Toll free number 800 101 2045
	Hong Kong – 9:00 PM (Hong Kong Time)	Toll free number 800 964 448
	UK – 2:00 PM (UK Time)	Toll free number 0 808 101 1573
	US – 9:00 AM (Eastern Time)	Toll free number 1 866 746 2133

For online registration	https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=91306 &linkSecurityString=26af0028

Replay of Conference Call (July 26,2019 to August 2, 2019)		Mumbai +91 22 7194 5757 Passcode: 63835#

For further information, please contact:

Communications Arun Arora Head, Corporate Communications	Tel: +91 11 4916 6250 gc@vedanta.co.in

Investor Relations Rashmi Mohanty Director – Investor Relations	Tel: +91 124 476 4096 vedantaltd.ir@vedanta.co.in

Suruchi Daga Associate General Manager – Investor Relations

Raksha Jain Manager – Investor Relations

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 8

Unaudited Results for the First Quarter ended 30 June 2019

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading diversified natural resource companies with business operations in India, South Africa, Namibia and Australia. Vedanta is a leading producer of Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, Aluminium & Power,

Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with, CII-ITC Sustainability Award, FICCI CSR Award, Dun & Bradstreet Awards in Metals & Mining & The Great Place to Work.

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 8